Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-221878-01; 333-221878-02
Pricing Term Sheet
January 31, 2018
AMERICAN HOMES 4 RENT, L.P.
Pricing Term Sheet

Issuer:	American Homes 4 Rent, L.P.

Guarantor:	American Residential Properties OP, L.P.

Ratings*:	Moody’s/S&P (Baa3/BBB-)

Trade Date:	January 31, 2018

Settlement Date:	February 7, 2018 (T+5)

Size:	$500,000,000

Maturity Date:	February 15, 2028

Coupon:	4.250%

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price:	95-26+

Benchmark Treasury Yield:	2.739%

Spread to Benchmark Treasury:	T+158 basis points

Yield to Maturity:	4.319%

Price:	99.442% of face amount

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2018

Redemption Provisions:
The redemption price for notes that are redeemed prior to November 15, 2027 (3 months prior to the stated maturity date of the notes) will be equal to the sum of: (1) 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date; and (2) a make-whole amount based on a reinvestment rate equal to 25 basis points plus the weekly yield for the most recent week set forth in the most recent statistical release for the constant maturity U.S. Treasury security (rounded to the nearest month) corresponding to the remaining life to maturity (assuming that the notes mature on November 15, 2027), as of the payment date of the principal being redeemed.

The redemption price for notes that are redeemed on or after November 15, 2027 will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:
BBVA Securities Inc.
Evercore Group L.L.C.
Goldman Sachs & Co. LLC
JMP Securities LLC
Keefe, Bruyette & Woods, Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
U.S. Bancorp Investments, Inc.
Zelman Partners LLC

CUSIP:	02666T AA5

ISIN:	US02666TAA51

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.